SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 6, 2006

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's First Quarter Financial Statements, Management Discussion and Analysis and CEO and CFO Certifications, for the period ended November 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corp.

(Registrant)

“James Sinclair”

Date:   January 6, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

TAN RANGE EXPLORATION CORPORATION

Consolidated Financial Statements

For the Three Months Ended November 30, 2005 and 2004

Unaudited

Prepared by Management

Vancouver, B.C.

Tan Range Exploration Corporation

Consolidated Financial Statements

For the Three Months Ended November 30, 2005 and 2004

Notice

The accompanying unaudited interim financial statements of Tan Range Exploration Corporation (the “Company”) have not been reviewed by the Company’s auditors.

Tan Range Exploration Corporation

Consolidated Balance Sheet

As at November 30, 2005 and August 31, 2005

ASSETS	November 30, 2005	August 31, 2005
Current Assets
Cash and short term deposits	$ 1,352,675	$ 1,395,468
Accounts and other receivables	64,060	77,677
Inventory	86,400	49,934
Prepaid expenses and deposits	146,805	73,273
	1,649,940	1,596,352
Mineral properties and deferred exploration and development costs (note 3)	20,216,067	19,739,275
Equipment and leasehold improvements	899,245	922,056
	$ 22,765,252	$ 22,257,683

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 121,459	$ 172,812
Current portion of obligations under capital lease	44,064	34,634
	165,523	207,446
Obligations under capital lease	156,993	175,011

Shareholders’ Equity
Share capital (note 4)	45,789,796	44,839,796
Share subscriptions received	834,264	813,828
Deficit	(24,181,324)	(23,778,398)
	22,442,736	21,875,226
	$22,765,252	$22,257,683

“James E. Sinclair”

, Director

“Victoria M. Luis”

, Director

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statements of Operations and Deficit

For the Three Months Ended November 30, 2005 and 2004

	November 30, 2005	November 30, 2004
EXPENSES
Amortization	$ 24,916	$ 12,544
Annual General Meeting	--	2,500
Capital Tax	--	3,243
Consulting and Management Fees	29,836	30,574
Insurance	23,258	17,770
Memberships, courses and publications	2,721	--
New Property Investigation Costs	4,692	44,090
Office and Administration	22,772	20,470
Office Rentals	16,957	9,973
Press Releases	5,190	22,584
Printing and Mailout	2,388	8,024
Professional Fees	17,893	10,386
Promotion and Shareholder Relations	1,838	1,627
Salaries and Benefits	171,663	146,147
Telephone and Fax	6,373	7,436
Transfer Agent and Listing	28,531	8,395
Travel and Accommodation	19,668	7,025
	378,696	352,788

OTHER (INCOME) EXPENSE
(Interest Earned), Net of expense	(5,010)	(515)
Interest – Capital lease	5,396	--
Gain on sale of short-term investment	--	(2,527)
Foreign exchange (Gain) Loss	23,844	94,278
	24,230	91,236

NET LOSS FOR THE PERIOD	402,926	444,024
DEFICIT, BEGINNING OF PERIOD	23,778,398	20,847,335
DEFICIT, END OF PERIOD	$24,181,324	$21,291,359
Basic and diluted loss per share	$.005	$.005
Weighted average shares outstanding	85,144,786	82,591,109

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Consolidated Statement of Changes in Financial Position

For the Three Months Ended November 30, 2005 and 2005

	November 30, 2005	November 30, 2004
Cash provided from (used for)

Operating activities
Loss for the period	$ (402,926)	$ (444,024)
Items not affecting cash:
Amortization	24,916	12,544
Gain on sale of short-term investment	--	(2,527)

Change in non-cash working capital items
Accounts and other receivable	13,617	17,005
Inventory	(36,466)	--
Prepaid expenses	(73,532)	(15,719)
Accounts Payable	(51,353)	61,224
	(147,734)	62,510
	(525,744)	(371,497)

Investing Activities
Mineral properties and deferred exploration	(476,792)	(457,953)
Short term investments	--	417,728
Repayment of obligations under lease	(8,588)
Capital asset (additions) disposals, net	(2,105)	(34,373)
	(487,485)	(74,598)

Financing Activities
Share capital issued	136,172	509,600
Share Subscriptions received	834,264	125,000
	970,436	634,600

NET INCREASE (DECREASE) IN CASH	(42,793)	188,505
CASH BEGINNING OF PERIOD	1,395,468	1,067,448
CASH END OF PERIOD	$1,352,675	$1,255,953

Supplemental Information
Issuance of share capital for share subscriptions previously received, a non-cash transaction	$ 813,828	$ --

Unaudited – Prepared by Management

Tan Range Exploration Corporation

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three Months Ended November 30, 2005 and 2004

(Unaudited)

1.

Nature of operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to explore and develop, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts recovered, amortized and/or written off, and do not necessarily represent present or future values.

2.

Significant accounting policies

These interim consolidated financial statements of Tan Range Exploration Corporation (the “Company”) have been prepared by management, and have not been audited or reviewed by an independent public accountant.  These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements as at and for the year ended August 31, 2005.

These interim consolidated financial statements include the accounts of the Company and its subsidiaries.

Tan Range Exploration Corporation

Consolidated Statement of Mineral Properties and

Deferred Exploration and Development Cost

For the Three Months Ended November 30, 2005 and Year Ended August 31, 2005

3.

Mineral properties and deferred exploration and development costs:

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total

Balance, August 31, 2003	$ 6,563,782	$ 2,579,230	$ 1,497,381	$ 2,593,338	$ 854,701	$ 1,557,708	$ 930,242	$ 1,044,912	$ 642,450	$ 408,702	$18,672,446
Exploration expenditures:
Camp, field supplies and travel	-	13,967	-	5,528	3,406	-	1,098	-	2,259	21,386	47,644
Exploration and field overhead	-	168,588	39,175	129,371	101,526	56,643	52,614	41,485	28,182	348,888	985,189
Geological consulting and field wages	18,717	1,274	-	-	-	-	-	-	-	(21,113)	(19,839)
Geophysical and geochemical	-	4,813	3,986	60,625	73,524	2,598	16,065	2,288	5,244	91,976	261,119
Property acquisition costs	-	50,546	-	-	21,706	-	-	-	274	164,833	237,359
Parts and equipment	-	108	-	-	-	-	-	-	-	109	217
Trenching and drilling	-	1,095	-	-	-	-	-	-	-	-	1,095
Option payments received	(17,496)	-	(58,811)	-	-	(88,926)	(123,275)	(17,496)	(25,930)	-	(331,934)
Reclassifications	-	-	286,762	-	-	-	(286,762)	-	-	-	-
	1,221	240,391	271,112	195,524	200,162	(29,685)	(340,260)	26,277	10,029	606,079	1,180,850

Balance, August 31, 2004	6,565,003	2,819,621	1,768,493	2,788,862	1,054,863	1,528,023	589,982	1,071,189	652,479	1,014,781	19,853,296

Exploration expenditures:
Camp, field supplies and travel	339	17,089	-	4,432	20,091	-	6,248	1,849	-	111,172	161,220
Exploration and field overhead	2,800	142,948	28,278	29,945	68,848	16,095	63,611	36,488	14,109	534,210	937,332
Geological consulting and field wages	-	-	14,332	-	-	-	-	-	-	-	14,332
Geophysical and geochemical	-	30,200	-	42,932	33,298	34	9,271	1,893	1,393	83,610	202,631
Property acquisition costs	18,635	92,788	16,549	-	60,149	12,075	-	-	-	242,019	442,215
Parts and equipment	-	4,639	-	-	-	-	-	-	-	-	4,639
Trenching and drilling	-	40,593	-	-	899	3,502	-	-	-	9,739	54,733
Recoveries	(24,146)	-	-	-	-	(130,226)	-	(24,146)	(122,673)	-	(301,191)
	(2,372)	328,257	59,159	77,309	183,285	(98,520)	79,130	16,084	(107,171)	980,750	1,515,911
	6,562,631	3,147,878	1,827,652	2,866,171	1,238,148	1,429,503	669,112	1,087,273	545,308	1,995,531	21,369,207
Write-offs	(656,500)	-	-	(73,010)	-	-	(316,476)	(299,118)	(43,399)	(241,429)	(1,629,932)

Balance, August 31, 2005	5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275

Exploration expenditures:						-	-	-	-
Camp, field supplies and travel	-	29,135			270	-	-	-	-	22,247	51,652
Exploration and field overhead	1,647	109,377		1,341	52,257	3,899	6,034	1,790	793	46,502	223,640
Geological consulting and field wages	3,162	-		-	-	-	-	-	-	-	3,162
Geophysical and geochemical	-	5,914		-	1,926	-	-	-	-	19,139	26,979
Property acquisition costs	-	-	21,802	-	31,352	12,871	-	-	-	59,223	125,248
Parts and equipment	-	-		-	-	-	-	-	-	-	-
Trenching and drilling	-	37,823		-	1,281	-	-	-	-	7,007	46,111
Recoveries	-	-		-	-	-	-	-	-	-	-
	4,809	182,249	21,802	1,341	87,086	16,770	6,034	1,790	793	154,118	476,792
Balance November 30, 2005	$ 5,910,940	$ 3,330,127	$ 1,849,454	$ 2,794,502	$ 1,325,234	$ 1,446,273	$ 358,670	$ 789,945	$ 502,702	$ 1,908,220	$20,216,067

Tan Range Exploration Corporation

Summary of Note Disclosure to the Consolidated Financial Statements

For the Three Months Ended November 30, 2005 and 2004

(Unaudited)

4.

Share Capital

Share Capital	Number	Amount ($)
Balance at August 31, 2005	84,776,054	$44,839,796
Issued for cash	63,424	136,172
Subscriptions previously received	379,054	813,828
Balance at November 30, 2005	85,218,532	$45,789,796

All share capital issued during the quarter were issued to the Company’s Chairman and CEO, and all share subscriptions received in the quarter were also received from him.

5.

Options Outstanding

Type of Security	Number of Shares	Exercise Price	Expiry Date
Options	5,000	$0.51	August 7, 2006
Options	362,500	$0.79	May 3, 2007
Options	50,000	$0.83	June 20, 2007
	417,500

Unaudited – Prepared by Management

Management’s Discussion and Analysis

For Tan Range Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three months ended November 30, 2005

(in Canadian dollars)

The effective date of this MD&A is January 5, 2006.

Overall Performance

As of November 30, 2005 the Company had Current Assets of $1,649,940 as compared to $1,596,352 on August 31, 2005.  Deferred Exploration Costs amounted to $20,216,067 which includes $476,792 (net) invested this quarter.

The Company has issued common shares in the amount of $950,000 (442,478 shares) and received $834,264 as share subscription receipts in the quarter ending November 30, 2005.

Selected Financial Information

	As at and for the year ended Aug 31, 2003	As at and for the year ended Aug 31, 2004	As at and for the year ended Aug 31, 2005	As at and for the three months ended Nov 30,2005	As at and for the three months ended Nov. 30,2004
Total Revenues	$ 0	$ 0	$ 0	$ 0	$ 0
Net Loss for the period	(3,014,778)	(1,616,364)	(2,931,063)	(402,926)	(444,024)
Basic and diluted loss per share	(0.04)	(0.02)	(0.04)	(0.005)	(0.005)
Total assets	21,424,565	22,092,373	22,257,683	22,765,252	22,344,173
Total long term financial liabilities	0	0	175,011	156,993	0
Cash dividends declared per share	0	0	0	0	0

Results of Operations

The operating loss for the first quarter ending November 30, 2005 was $402,926 compared to $444,024 for the comparable period in 2004.  Due to the Company’s emphasis on its drill program, spending on new property investigation was significantly reduced from $44,090 during the first quarter of 2004 to $4,692 during the first quarter of 2005.    Expenditures on press release also was reduced from $22,854 in 2004 to $5,190 in 2005.  Foreign exchange loss was reduced from $94,278 in 2004 to $23,847 in 2005.

The increase in staff required to operate our drill program has caused an increase in salaries and benefits expense which increased from $146,147 in 2004 to $171,663 in 2005.  Transfer agent listing has increased from $8,395 to $28,531 due to the additional listing on the American Stock Exchange.  Travel and accommodation has increased from $7,025  in 2004 to $19,668 in 2005 due to additional travel for training and communication.

Summary of Quarterly Results (unaudited)

	2005 November	2004 November	2005 August	2004 August	2005 May	2004 May	2005 February	2004 February
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	(402,929)	(444,024)	(869,982)	(320,487)	(494,192)	(379,596)	(1,770,430)	(362,385)
Basic and diluted loss per share	$0.005	$0.005	$0.010	$0.004	$0.006	$0.005	$0.021	$0.004

There are two primary reasons for fluctuations in quarterly operating results. If a property is deemed not to be of economic interest, it results in a write-off of the deferred exploration cost which can result in a large one time loss. This explains the variation experienced in the quarter ending August 2005 and February 2005.  Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter. Exploration costs associated with investigating properties are not deferred but rather are expensed as incurred.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding. Throughout the quarter, the Company issued 442,478 shares in privately placed tranches with Mr. Sinclair consisting of 379,054 shares issued for $813,828 subscription receipts previously received and 63,424 shares for $136,172 in cash received in the quarter.  In addition, another $834,264 has been received in the quarter from Mr. Sinclair for shares not issued before the close of the quarter.

As of November 30, 2005 the Company’s working capital position was $1,484,417 as compared to $1,388,906 on August 31, 2005.  The Company feels confident that it will continue to be able to raise capital through private placements with its Chairman and CEO at an anticipated rate of $375,000 per month. Also, as the Company’s mineral properties advance under various exploration agreements, rental payments could increasingly play a role in funding exploration activities for our own account.

The following table sets out the Company’s known contractual obligations as at November 30, 2005:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Vancouver Office Lease(1)	CDN$10,500	CDN$10,500	Nil	Nil	Nil
Capital Lease	US$195,467.562)	US$43,248.36	US$86,496.72	US$65,722.54	Nil

 (1)

Expires on May 31, 2006

  (2)        Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing.  A prospecting licence is issued for a period of  to three years and is renewable two times for a period of to two years each.  At each renewal, at least 50% of the area must be relinquished.  A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.  All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $30 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians.  In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

Option Agreement Obligations	Option Payments Due by Period (US$)
	Total	Fiscal 2006	Fiscal 2007-2008	Fiscal 2009-2010	Fiscal 2011+
	$2,848,500	$315,000	$829,000	$847,000	$857,500

The Company feels confident that it will continue to be able to raise capital through Private Placements with James E. Sinclair, the Company’s Chairman and CEO, at an estimated total of $3,800,000 for the year ending August 31, 2006.  As at November 30, 2005, $1,784,264 of this funding had been received by the Company. Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments.  In addition, if necessary, the Company would adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the quarter ended November 30, 2005, $1,473 was paid or payable by the Company to existing directors and a former director for professional fees. Directors were paid $24,375 in fees. The Company expects to continue paying directors and officers consulting and directing fees at a similar level.

All share capital issued during the quarter were issued to the Company’s Chairman and CEO, and all share subscriptions received in the quarter were also received from him.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies which effect the November 30, 2005 consolidated financial statements.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the write-off of exploration licenses and costs. Management assesses impairment of its exploration prospects regularly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Included in the accounts payable and deferred exploration cost is an estimate for the drilling work performed on the Luhala project.  Invoices have not been received for the work performed there but an accrual of $50,000 has been made as an estimate for invoices to be received.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 85,346,437 common shares outstanding. In addition, there were 380,000 director and employee stock options outstanding at an average weighted price of $0.79. The Company had no share purchase warrants outstanding.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, other receivables and accounts payable and accrued liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Exploration Summary

Gold Exploration

During the three months ended November 30, 2005, biogeochemical (BGC) sampling was completed on the Lubeho, Bulanya and Malanguza licenses in the Igunga Project Area and each was botanically mapped to establish plant associations and distribution patterns.

RAB (Rotary Air Blast) and RC (Reverse Circulation) drilling commenced on the Shenda Project in early September 2005 and included 312 metres of RAB  drilling in 121 holes and 258 metres of RC  drilling in six holes. The drill rig was subsequently moved to the Luhala Project where all drilling was completed by October 9, 2005.

Previously analyzed BGC data for various licenses was processed using Surfer software, a contouring and 3D surface mapping program that converts data into contour, surface, wireframe, vector, image, shaded relief, and post maps. Separate maps are created for each assayed element, enabling the Company to pick out data trends by contouring value intervals.

Luhala Project: RC Drilling Results

A drill program consisting of 29 RC holes and aggregating 2,140 metres was completed on the principal mineralized zone at Luhala during the period ended November 30, 2005. The drilling at Kisunge Hill was largely aimed at extending the gold mineralization identified last year.

In this latest phase of exploration, a specific emphasis was placed on determining the structural controls on the higher grade mineralization at Luhala.  Micromine was used to produce a 3-D model of the mineralization for follow-up in 2006.

To date, results have been returned for 15 of the 30 holes drilled at Luhala and they are encouraging. The majority of the holes are from the Kisunge Central and Kisunge West zones and one hole is from the new Kiginga anomaly.

Partial drill results were reported by news release on December 8, 2005 and are available on our web site at www: tanrange.com. The final results from the drill program should be available early 2006.

Luhala Project: RAB Drilling Results

Some of the RAB drilling at Luhala involved condemnation drilling in areas with heavy overburden (mbuga) that were subject to vendor option payments in the coming year but had remained untested. A portion of the RAB drilling program was dedicated to evaluating several BLEG (Bulk Leach Extractable Gold) and RAB anomalies that had been tested in the past.

In general, the RAB-based drilling program at Luhala ranged from 2-10 kilometres away from the main discovery announced last year. The mineralization encountered in the drilling occurs within the same host rock as the earlier discovery and appears to have the same alteration and structural style.

A total of 418 RAB holes comprising 8,287 metres were drilled on all seven of the Luhala Project Area prospecting licenses between September 17 and October 24, 2005. The drilling was aimed at untested soil anomalies and favourable lithological horizons under overburden that typically averages about eight metres in thickness.

A new mineralized zone was discovered approximately 1,500 metres north of the presently known gold mineralization and is designated the Kiginga anomaly.

Shinyanga Project Area: RAB Drilling Results

The RAB drilling program at Shinyanga was largely reconnaissance in nature and covered a strike length of approximately six kilometres. It was designed to test anomalous gold values identified in soils through BLEG and BGC sampling methodologies.

The drilling targeted the interface between the overburden and the underlying bedrock which was penetrated a few metres before the holes were terminated. Poor overburden conditions hampered the RAB drilling program in some cases and, as a result, a small amount of RC drilling was conducted in the most difficult areas. A total of 492 RAB holes were completed comprising 7,003 metres of drilling, while seven RC holes comprising 244 metres were drilled in the more difficult areas.

Five zones of gold mineralization were identified on the Shinyanga license, three of which will be followed up with RC drilling in the coming year. The zones are from 300-3,000 metres apart and it remains to be established whether they are associated with one particular geological structure.

Tulawaka Discovery

During the report period, Northern Mining Explorations Ltd. (MDN) made a significant gold discovery on a prospecting license held under option from Tan Range in the Tulawaka region of Tanzania.

The discovery area is located approximately 15 kilometres from the Tulawaka Gold Mine (Barrick 70% - MDN 30%) and extends for a strike distance of approximately 0.4 kilometres and across a width of 0.3 kilometres. It was tested initially by four drill fences comprising 23 drill holes for a total of 1,475 metres.

MDN reports that the target evaluated in the drill program was previously unknown and still remains open along strike and at depth. Detailed results were reported in a news release dated October 19, 2005 which is available on our web site.

Diamond Exploration

In September 2005, the Company began a due diligence study on its Nyamigunga license in the Mwadui region which included ground magnetic follow-up of a geophysical anomaly identified from historical data.

Surface sampling was also initiated to test for the presence of diamond indicator minerals. In addition, grid-based biogeochemical samples were taken on the Nyamigunga License which was botanically mapped to establish plant distribution patterns and associations.

Ground magnetics were also carried out in the Nzega Project Area where four diamondiferous pipes were known to exist in greenstone terrain.

A heavy mineral sampling program was conducted on every block in this license.  Sample materials were washed at a field station before being dispatched to a laboratory to determine the presence of kimberlite indicator minerals.

Subsequently, positive indicator minerals were indicated on two blocks in the Nzega Project Area with ilmenites and some garnet grains shown to be well distributed over the sampling points. Two diamond bearing pipes are known to exist on an adjoining block that is owned by another company, increasing our confidence level in the geological potential of the Nzega area.

Kimberlite Drilling Program

A RAB drill program was initiated in the Mwadui area (comprising the Igunga and Nzega Project Areas)  in November 2005. This program was designed to confirm the presence of five kimberlite pipes reported by previous operators; to test two magnetic targets that were never tested by earlier explorers; and to evaluate the presence and reported tonnage of gravel layers above these pipes.

All five kimberlite pipes discovered years earlier were intersected at depths ranging from 4-26 metres below the overlying gravels. The deepest kimberlite was intersected at 26 metres and is located in the central part of the block that also hosts the thickest gravel deposits. Two magnetic targets that were never tested by earlier explorers were drilled and both were found to be kimberlites.

For mineral indicator chemistry studies, approximately 25 kilograms of kimberlite material was collected from each pipe. Samples were dried in the field and were then shipped to a laboratory for heavy minerals separation and identification.

All told, 47 RAB holes were completed, aggregating some 835 metres, along with five RC holes comprising 81 metres.

Igunga Project Area

Two new kimberlite pipes were discovered in the Igunga Project Area, one of which was an internally generated geophysical target. The second is believed to be a pipe that was probably missed by a previous explorer.

One of the RAB holes penetrated 67 metres of lake bed overburden before intersecting kimberlite to a depth of 82 metres. A second hole penetrated 83 metres of similar material before encountering kimberlite from 83 to 102 metres. Both holes were terminated in kimberlite after the successful recovery of 25 kilogram samples for laboratory analysis.

Nzega Project Area

Two previously undiscovered kimberlite pipes were found in the Nzega Project Area, both of which were internally generated geophysical targets. One pipe occurs close to artisanal diamond activity in a nearby river bed.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Approval

The Board of Directors of Tan Range Exploration Corporation has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

FORM 52-109F2

Certification of Interim Filings

I, James E. Sinclair, Director and CEO of Tan Range Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tan Range Exploration Corporation (the issuer) for the interim period ending November 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

January 5, 2006

“James E. Sinclair”

James E. Sinclair

Chief Executive Officer

FORM 52-109F2

Certification of Interim Filings

I, Victoria M. Luis, Director and CFO of Tan Range Exploration Corporation certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tan Range Exploration Corporation (the issuer) for the interim period ending November 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

January 5, 2006

“Victoria M. Luis”

Victoria M. Luis

Chief Financial Officer